Exhibit 99.1

News Release

For Immediate Release

North American design firm Stantec signs letter of intent to acquire The Caltech Group

CALGARY/EDMONTON, AB (May 5, 2011) NYSE, TSX: STN

Stantec is pleased to announce it has a signed letter of intent to acquire The Caltech Group. With its two distinct business units—Caltech Senex Oil & Gas and Caltech Utilities—the Caltech Group is an over 180-person consulting engineering firm headquartered in Calgary, Alberta.

“In the last few years, we have been looking to strengthen our power and oil and gas engineering practices in North America,” says Bob Gomes, Stantec president and chief executive officer. “The Caltech Group’s services will augment Stantec’s existing oil, gas, and power business and position Stantec to provide a more diverse range of consulting services in these growing markets.”

The Caltech Group has over 20 years of experience working with leading North American oil, gas, and utility companies. Caltech Senex Oil & Gas provides multidisciplinary engineering, procurement, and construction management services, including studies, front-end engineering and development work, detailed engineering, construction management, commissioning, and start-up, as well as operations support. Caltech Utilities has extensive experience in the design of utility, electrical asset, and telecom facilities, which includes a wide range of client planning, engineering, consulting, and development services.

“Becoming part of Stantec allows us to tap into many more resources, finances, and staffing than we could have had access to as a smaller private company,” says Kelly Gerry, The Caltech Group chief executive officer. “We will continue to work with our existing clients on local projects but now with Stantec’s added disciplines and network of professionals supporting us.”

The Caltech Group’s two Calgary locations will complement Stantec’s existing operations in Alberta and the firm’s North American work in the oil and gas and power sectors.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,500 employees operating out of more than 160 locations in North America. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions. www.stantec.com

Media Contact Heena Chavda Stantec Media Relations (780) 917-7441 heena.chavda@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations (780) 969-3349 crystal.verbeek@stantec.com	The Caltech Group Contact Kelly Gerry The Caltech Group (403) 216-2140 kgerry@caltechgroup.ca

One Team. Integrated Solutions.